Notice to LSE / ASX Rio Tinto Board changes 24 October 2025 Rio Tinto today announces a number of Board changes. As we have previously reported, the size of the Board peaked at 14 Directors during a transitional period in which we retained the expertise and experience of longer-serving Directors as newer Directors familiarised themselves with the Group. Sam Laidlaw and Kaisa Hietala stepped down from the Board at the conclusion of the 2025 AGMs, and that transitional phase has now concluded with the following changes, all effective from 23 October 2025: Simon Henry Simon Henry has stepped down as a Director, having served on the Board since April 2017 and having now completed the handover to Sharon Thorne, who has succeeded him as Chair of the Audit & Risk Committee. Martina Merz As part of the Board restructuring process, Martina Merz has decided to step down as a Director as she wishes to dedicate more of her time to building innovation ecosystems, alongside her other supervisory and advisory board positions. Ben Wyatt Ben Wyatt is appointed Senior Independent Director (“SID”), Rio Tinto Limited. This role complements the UK-based SID, Rio Tinto plc, performed by Sharon Thorne, but with a particular focus on Board engagement in Australia. Susan Lloyd-Hurwitz Susan Lloyd-Hurwitz joins the Sustainability Committee of the Board, to replace Martina Merz. She is known for her transformational leadership on cultural change, gender equity, diversity and inclusion, and sustainability, all of which will be invaluable on the Sustainability Committee. Susan will continue in her existing role as the Designated Non-Executive Director for Workforce Engagement. This announcement is made in fulfilment of the Company's obligation under UK LR 6.4.6 R. LEI: EXHIBIT 99.14

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com